UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under The Securities Exchange Act of 1934
(Amendment No.        )*

Diana Containerships Inc.
(Name of Issuer)

Common stock, par value $0.01 per share
(Title of Class of Securities)

Y2069P101
(CUSIP Number)

Attn: Ioannis Zafirakis Pendelis 16, 175 64 Palaio Faliro Athens, Greece 011 30 210 947 0000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 15, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Y2069P101

1.	NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Diana Shipping Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[ ]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

3,333,485

8.	SHARED VOTING POWER

-0-

9.	SOLE DISPOSITIVE POWER

3,333,485

10.	SHARES DISPOSITIVE POWER

-0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

3,333,485

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[_]
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.5%

14.	TYPE OF REPORTING PERSON

CO

Item 1.	Security and Issuer.

This Schedule 13D relates to shares of common stock, par value $0.01 per share, of Diana Containerships Inc.  (the "Common Shares").  The principal executive office and mailing address of the Issuer is Pendelis 16, 175 64 Palaio Faliro, Athens, Greece.

Item 2.	Identity and Background.

This Schedule 13D is being filed on behalf of Diana Shipping Inc. ("Diana Shipping"), a Republic of the Marshall Islands holding company.

The address of Diana Shipping's principal office is Pendelis 16, 175 64 Palaio Faliro, Athens, Greece.  The principal business of Diana Shipping is acting as a holding company for its wholly-owned and beneficially-owned subsidiaries which are international shipping companies, specializing in the transportation of drybulk cargoes.

The name, citizenship, residence or business address, present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted of each executive officer and director of Diana Shipping is set forth below.  Unless otherwise indicated, the present principal occupation of each person is with Diana Shipping.  If no business address is given, the director's or executive officer's business address is Pendelis 16, 175 64 Palaio Faliro, Athens, Greece.

Symeon Palios	Director, Chief Executive Officer and Chairman	Mr. Palios is also the Chairman, Chief Executive Officer and a Director of the Issuer. Mr. Palios is a citizen of Greece.
Anastasios Margaronis	Director and President	Mr. Margaronis is also the President and a Director of the Issuer. Mr. Margaronis is a Greek citizen.
Ioannis Zafirakis	Director, Chief Operating Officer and Secretary	Mr. Zafirakis is also the Director, Chief Operating Officer and Secretary of the Issuer. Mr. Zafirakis is a citizen of Greece.
Andreas Michalopoulos	Chief Financial Officer and Treasurer	Mr. Michalopoulos is also the Chief Financial Officer and Treasurer of the Issuer. He is a citizen of Greece.
William Lawes	Director	Mr. Lawes is a citizen of the United Kingdom.
Konstantinos Psaltis	Director	Mr. Psaltis is also the Managing Director of Ormos Compania Naviera S.A., a company that specializes in operating and managing multipurpose container vessels. He is a citizen of Greece.
Boris Nachamkin	Director	Mr. Nachamkin is a citizen of the United States of America.
Apostolos Kontoyannis	Director	Mr. Kontoyannis is a citizen of Greece.

(d. and e.) To the best of Diana Shipping's knowledge, none of the persons listed in Item 2 have, during the last five years have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Diana Shipping purchased Common Shares of the Issuer before the Issuer became a reporting company under the Securities and Exchange Act of 1934, as amended, and continued to own 666,818 Common Shares after the partial spinoff in January 2011.  Of these 666,818 Common Shares, 666,767 are issued under CUSIP number 25278920

In June 2011, Diana Shipping purchased 2,666,667 Common Shares for $20.0 million at $7.50 per share as part of a private placement that was conducted concurrently with a public offering of the Issuer's Common Shares.

As of the date hereof, Diana Shipping may be deemed to beneficially own 3,333,485 Common Shares.  The source of funds used by Diana Shipping to purchase the Common Shares reported herein is the working capital of Diana Shipping.

Item 4.	Purpose of Transaction.

The executive officers mentioned in Item 2 serve both Diana Shipping and the Issuer and may have influence the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The acquisition of the Common Shares as described in Item 3 is solely for investment purposes.  Diana Shipping evaluates its investment in the Common Shares on a continual basis.  Diana Shipping has no plans or proposals as of the date of this filing which, other than as set forth in Item 6 below, relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

Diana Shipping reserves the right to effect transactions that would change the number of Common Shares it may be deemed to beneficially own, including the acquisition or disposition of the Common Shares of the Issuer.  Diana Shipping further reserves the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to the Issuer's management, the Issuer's board of directors, the Issuer's shareholders and others.

Item 5.	Interest in Securities of the Issuer.

(a. and b.) According to BNY Mellon Shareowner Services, the Issuer's transfer agent, as of June 22, 2011, the Issuer had 23,076,161 Common Shares outstanding. Based on the foregoing, the following persons report beneficial ownership of the following Common Shares:

Diana Shipping may be deemed to beneficially own 3,333,485 Common Shares, representing approximately 14.5% of the outstanding Common Shares.  Diana Shipping has the sole power to vote 3,333,485 Common Shares and the shared power to vote 0 Common Shares.  Diana Shipping has the sole power to dispose of 3,333,485 Common Shares and the shared power to dispose of 0 Common Shares.

None of the other persons named in response to Item 2 have the sole power to vote or to direct the vote, the shared power to vote or direct the vote, the sole power to dispose or to direct the disposition of the Common Shares that are the subject of this Schedule 13D.

(c.) In June 2011, as part of a public offering by the Issuer, an aggregate of 1,625,000 Common Shares were sold to certain executive officers, directors and principal stockholders of the Company and certain members of their families.

(d.) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Shares beneficially owned by Diana Shipping.

(e.) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In April 2010, the Issuer entered into a Registration Rights Agreement with Diana Shipping that covers the shares sold in private offerings, plus any additional shares of common stock issued in respect thereof whether by stock dividend, stock distribution, stock split or otherwise.

In June 2011, the Issuer entered into a Registration Rights Agreement with Diana Shipping that covers the shares sold in a share purchase agreement for the purchase of up to $20 million of Common Stock.

To the best knowledge of Diana Shipping, other than as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 27, 2011

DIANA SHIPPING INC

By: /s/ Simeon Palios
Name:   Simeon Palios
Title:     Chief Executive Officer